GREEN PLANET BIOENGINEERING CO. LIMITED

19950 W. Country Club Drive
Suite 100
Aventura, Florida  33180

May 3, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention: Mr. Gus Rodriguez, Accounting Branch Chief

Re:         Green Planet Bioengineering Co. Limited.
Item 4.01 Form 8-K
Filed April 23, 2012
File No. 000-52622

Dear Ladies and Gentlemen:

On behalf of Green Planet Bioengineering Co. Limited (the “Company” or “Registrant” or “we”), we hereby file the response to your letter dated April 26, 2012.  Each of our responses has been numbered to be consistent with the numbered comments in the Comment Letter.

Item 4.01 Changes in Registrant’s Certifying Accountant

1. The language of the letter filed with your Form 8-K as Exhibit 16 does not appear to be appropriate.  Please amend your filing to include, as Exhibit 16, an updated letter from your former accountant, BDO China Dahua CPA Co., Ltd that clarifies whether your former accountant agrees with the statements made by you in your amended Item 4.01 Form 8-K.  Refer to Item 304 of Regulation S-K.  Please ensure that your former accountants date their letter.

RESPONSE:      In response to this Comment, the Registrant has included an updated letter from the former accountant, BDO China Dahua CPA Co., Ltd that clarifies that the former accountant agrees with the statements made in the amended Item 4.01 Form 8-K/A.  The registrant has ensured that the former accountants dated their letter.

The Registrant believes that its responses as set forth above address all of the matters set forth in the Staff’s Comment Letter.  Further the Registrant acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any additional questions, please do not hesitate to contact the undersigned at 305-356-8083.

Very truly yours

/s/ Jordan Weingarten
Jordan Weingarten